News Release Communiqué de Pressee
EXHIBIT 99.6

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 6 001 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total increases offer price for Synenco Energy
Major shareholders commit to tender
Paris, July 24, 2008 — Total announces that Total E&P Canada Ltd. (“Total Canada”) has increased the offer price for the issued and outstanding common class “A” voting shares (the “Common Shares”) of Synenco Energy Inc. (“Synenco”) from Can. $9.00 in cash to Can. $10.25 in cash per share pursuant to its offer and take-over bid circular dated May 13, 2008, as extended by notices of variation dated June 19, 2008, July 4, 2008 and July 16, 2008. The increased offer price represents a premium of approximately 32% over the closing price of Can. $7.79 for the Common Shares on the last trading day prior to the announcement of the original offer.
As a result of the increase of the offer price, Total Canada has entered into lock-up agreements with each of D. E. Shaw Laminar Portfolios, L.L.C. and Wellington Management Company, LLP, which collectively own approximately 23% of the outstanding Common Shares pursuant to which they have agreed to tender to the offer and not withdraw, except in certain limited circumstances, all of their Common Shares.
Total Canada has extended the time in which Synenco shareholders may deposit their Common Shares under the offer to 7:00 p.m. (Calgary time) on August 5, 2008.
All Synenco shareholders who tender their Common Shares to the offer will receive the increased price for their Common Shares in the event that Total Canada takes up Common Shares under the offer, including those shareholders who have already tendered their Common Shares to the offer (which, on July 15th, represented approximately 58% of the Common Shares). Shareholders who have already tendered to the offer do not need to take any further action and will automatically benefit of the new price.
Holders of Common Shares who have not yet deposited their Common Shares in acceptance of the offer may tender such shares to the offer at any time prior to 7:00 p.m. (Calgary time) on August 5, 2008.
The board of directors of Synenco has unanimously determined that the offer, as amended, is fair to Synenco shareholders and is in the best interests of Synenco and its shareholders and unanimously recommends to its shareholders that they accept Total’s offer, as amended.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 6 001 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Exploration and Production in Canada
Total is the operator of the Joslyn Lease with a 74% interest. The project will be mainly developed using surface mining technologies in two phases of 100,000 barrels per day each. A limited portion of the lease is already on stream using SAGD technology (Steam Assisted Gravity Drainage). The production potential of Joslyn is currently estimated at 230, 000 barrels per day.
Total also holds a 50% interest in the Surmont lease, located about 60 kilometres southeast of Fort McMurray. Phase One has a capacity of 25,000 barrels per day and started producing in 2007. Phase One development will be followed by Phase Two, which is slated for commercial start-up before the middle of the next decade. Phase Two will reach plateau production of 75,000 barrels per day, bringing production for both phases of Surmont to approximately 100,000 barrels per day.
Total’s share of the aggregate production from Surmont and Joslyn should reach more than 200,000 barrels per day in the next decade.
In addition, the Group has initiated the process to build an upgrader, in the Edmonton area. Phase one of the Total Upgrader should process 140,000 barrels per day of bitumen and could be commissioned before 2015. Phase Two should increase total bitumen processing capacity to over 200,000 barrels per day.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com